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exhibit

(a)(5)(iii)    Press Release of October 13, 2000.

FOR IMMEDIATE RELEASE        Contacts:
                             Hong Kong:               United States:
                             Jeannie Yan              Joanne Kilkeary
                             Tel: (852) 2843-8888     Tel: (201) 318-4150
                             Fax: (852) 2524-8649     Fax: (201) 533-2847

JARDINE FLEMING INDIA ANNOUNCES PRELIMINARY TENDER OFFER RESULTS

Jardine Fleming India Fund, Inc. (NYSE: JFI) announced today, Friday October 13, 2000, that the Fund's tender offer for 3,036,836 of its issued and outstanding shares of common stock, representing 30% of the Fund's outstanding shares as of August 24,2000, expired yesterday at 12:00 Midnight Eastern Time.

Based upon current information, approximately 8,209,478 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the proration for each tendering stockholder is estimated to be 37% of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. The purchase price of properly tendered shares is $12.5495, which represents 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on October 12, 2000.

    The fund, a closed-end investment company, is managed by Jardine Fleming
            International Management Inc., an indirect subsidiary of
                          Chase Manhattan Corporation.